Exhibit (a)(1)(Q)
Get ready for theStock Option Exchange Program Program opens Sept. 28 and closes on Oct. 30*Watch Circuit News for more infoVisit the Employee Stock Option Exchange page on Circuit for all exchange-related info, such as: Q&A Decision factors to consider Offer to Exchange document*The exchange window close date is subject to change and you will be notified of the new date if it is changed. In addition, Intel may terminate the program and you will be notified if this happens.